EXHIBIT 16

[LETTERHEAD OF PRICEWATERHOUSECOOPERS LLP]

April 25, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Las Vegas Sands Corp. (the "Company") (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K dated April 23, 2013.  We agree with the statements concerning our Firm in such Form 8-K, except for the statements made in the second paragraph on which we have no basis to comment.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Item 4.01       Changes in Registrant's Certifying Accountant

(a)  On April 23, 2013, PricewaterhouseCoopers LLP  indicated to Las Vegas Sands Corp. (the “Company”), and the Company concurred,  that PricewaterhouseCoopers LLP  declined to stand for re-election as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.  PricewaterhouseCoopers LLP’s  current appointment will terminate upon completion of its review of the Company’s condensed consolidated financial statements as of and for the quarter ended March 31, 2013, the filing of the related Form 10-Q, and completion of certain statutory audit services.

The Audit Committee is currently in the process of selecting an independent registered public accounting firm to replace PricewaterhouseCoopers LLP and intends to authorize PricewaterhouseCoopers LLP to respond fully to any inquiries of the successor firm.

The reports of PricewaterhouseCoopers LLP on the Company’s consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2012 and 2011 and through April 23, 2013, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Company’s consolidated financial statements for such years.

During the fiscal years ended December 31, 2012 and 2011 and through April 23, 2013, there have been no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided PricewaterhouseCoopers LLP with a copy of the disclosures it is making in this Form 8-K in response to Item 304(a) of Regulation S-K and has requested that PricewaterhouseCoopers LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter, dated April 25, 2013, is filed as Exhibit 16 to this Form 8-K.